UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024.

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 29, 2024, J-Long Group Limited declared a special cash dividend of an aggregate of Six Million Dollars ($6,000,000.00) (the “Dividend”), to be paid to all holders of record as of March 11, 2024, of its outstanding shares of common stock. The Dividend is payable on March 12, 2024.

The information disclosed under on this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

A copy of the press release announcing the Dividend is included as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 29, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Danny Tze Ching Wong
Name:	Danny Tze Ching Wong
Title:	Director and Chairman

Date: February 29, 2024

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